Mail Stop 4561

April 21, 2006

By U.S. Mail and facsimile

Mr. Terry Alston
Chief Financial Officer
Community National Bancorporation
561 E. Washington Avenue
Ashburn, GA 31714

>   **Re: Community National Bancorporation**
>   **Preliminary Schedule 14A**
>   **Filed March 27, 2006**
>   **File No. 000-25437**

Dear Mr. Alston:

We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Schedule 14A
General

1.   We note your response to our prior comment 1; however, you have not changed references throughout the proxy and proxy card, including all headings and titles, to reflect that this is a preliminary proxy statement. Therefore, we reissue comment 1.

Community National's Reasons for the Merger, page 12

2.   You have represented to us, supplementally, that NCA made no other oral presentation as to the board of directors in connection with its fairness opinion; please additionally confirm that all material communications with NCA, written or oral, have been disclosed in this document pursuant to Item 1015.

Fairness Opinion of Nichols, Cauley & Associates

3.   We acknowledge added disclosure in the section entitled "Opinion of Financial Advisor…"; however, the consent must be included in the actual fairness opinion of Nichols, Cauley & Associates. Therefore, we reissue our previous comment 20.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company and all filing persons acknowledging that:

·   the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3448 with any questions.

Sincerely,

Christian Windsor
Special Counsel

cc: Terry Schwartz, Esq.
       Smith, Gambrell & Russell, LLP
       Promenade II, Suite 3100
       1230 Peachtree Street N.E.
       Atlanta, GA 30309